UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

__________________________________________

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)
__________________________________________

Delaware	1-4797
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

155 Harlem Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

Todd Pankey
Vice President, Strategic Sourcing and Environmental Health & Safety
847-724-7500
Name and telephone number, including area code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ]	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
[ ]	Rule 13q-1 under the Securities Exchange Act (17CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on the Company’s website at www.itw.com/about-itw/suppliers. Information contained on the Company’s website is not part of, or incorporated by reference into, this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibits

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

1.01    Conflict Minerals Report for the calendar year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Illinois Tool Works Inc.

By: /s/ Michael M. Larsen                    Dated: May 31, 2024
Michael M. Larsen
Senior Vice President and CFO